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                                                                    Exhibit (99)

Securities and Exchange Commission
Washington, DC

Asahi & Co. has represented to Komatsu Ltd. that its audit was subject to the firm's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Asahi & Co. personnel working on the audit, availability of U.S. national office consultation and availability of personnel at foreign affiliates of Asahi & Co. to conduct the relevant portions of the audit. Asahi & Co. is a member firm of Andersen Worldwide S.C. and uses the trade name " Arthur Andersen".

Very truly yours,

                                                        KOMATSU LTD.
                                                 -------------------------------
                                                         (Registrant)

                                                         /s/ Kenji Kinoshita
                                                 -------------------------------
                                                         (Signature)

                                                 Kenji Kinoshita
                                                 Executive Officer

Date: July 23, 2002